EXHIBIT 12.1

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income (loss) from continuing operations	369	105	251	147	397
Add:
Adjustment for distributions in excess of equity earnings and losses (a)	(9)	37	3	(13)	(14)
Provision for income taxes	43	(113)	2	42	201
Minority equity in net income	—	(3)	2	3	8
Amortization of interest capitalized	1	1	1	1	1

	404	27	259	180	593

Fixed Charges:
Interest and other financial charges	275	305	356	403	460
Interest factor attributable to rentals (b)	28	26	26	25	21

	303	331	382	428	481

Earnings, as adjusted, from continuing operations	707	358	641	608	1,074

Fixed Charges:
Fixed charges above	303	331	382	428	481
Interest capitalized	18	14	10	11	6

Total fixed charges	321	345	392	439	487

Ratio:
Earnings, as adjusted, from continuing operations to fixed charges	2.20	1.04	1.64	1.38	2.21

Notes:

(a) The adjustment represents distributions in excess of undistributed earnings and losses of companies in which at least 20% but less than 50% equity is owned.

(b) The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.